Pricing Supplement No. 1                                For SEC Filing Purposes:
Dated:  December 17, 1998                             Filed Under Rule 424(b)(2)
To Prospectus dated August 4, 1993 and                 Registration No. 33-49805
Prospectus Supplement dated August 31, 1993

                          Principal Amount $50,000,000

                     Rochester Gas and Electric Corporation

                    First Mortgage Bonds, Designated Secured
                          Medium-Term Notes, Series B
              Due from One Year to Thirty Years from Date of Issue

Date of Issue:  December 22, 1998                  Interest Rate:  5.84%
                                                   Interest Payment Dates:  February 15 and August 15
Maturity Date:  December 22, 2008                  Record Dates:  January 31 and July 31
                                                    X  Book-Entry Note(s)
                                                   ---
Public Offering Price:  100.00%                        Certificated Note(s)
                                                   ---
Underwriting Discount or Commission:  0.60%        Initial Redemption Date:  December 22, 2008
Proceeds to Company:  99.40%                       Redemption Premium:  None
                                                   Premium Reduction Amount:  None

Regular Redemption Price:
The regular redemption price shall initially be 100% of the principal amount of this Note plus the Redemption Premium, if any, and shall decline at each anniversary of the Initial Redemption Date by the annual Premium Reduction Amount, if any, until the regular redemption price is 100% of such principal amount.

Special Redemption:
Redeemable on or after the Initial Redemption Date out of certain funds, and at any time upon certain events, at the special redemption price of 100%.





The Agents Include:

Morgan Stanley Dean Witter
                               J.P. Morgan & Co.
                                                            Salomon Smith Barney

--------------------------------------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                      (To Prospectus dated August 4, 1993)
--------------------------------------------------------------------------------
                                  $195,000,000

                     Rochester Gas and Electric Corporation

      First Mortgage Bonds, Designated Secured Medium-Term Notes, Series B
              Due from One Year to Thirty Years from Date of Issue

                                 ______________

  Rochester Gas and Electric Corporation (the "Company") may from time to time offer its First Mortgage Bonds, Designated Secured Medium-Term Notes,
         Series B (the "Notes"), in an aggregate principal amount not to exceed $195,000,000.  Each Note will mature from one year
                to thirty years from its date of issue.

  Each Note will bear interest at a fixed rate.  Interest on each Note will be payable semiannually on each February 15 and August 15 and on the Maturity
       Date. The Notes may be subject to redemption at the option of the
        Company and will, under certain special circumstances, be redeemable at par. See "Supplemental Description of the New Bonds--Payment of Principal and Interest" and "--Redemption."

  The authorized denominations of Notes will be $100,000 or any larger amount that is an integral multiple of $1,000.

   The principal amount, interest rate, Issue Price, Maturity Date, optional redemption provisions, if any, and certain other terms with respect to each Note will be established at the time of issuance and set forth in a pricing supplement to this Prospectus Supplement
                             (a "Pricing Supplement").

  Unless otherwise specified in the applicable Pricing Supplement, each Note will be represented by a global Note ("Global Note") registered in the name of a nominee of The Depository Trust Company, as Depository, or another depository (such a Note, so represented, being called a
      "Book-Entry Note").  Beneficial interests in Global Notes
        representing Book-Entry Notes will be shown on, and transfers thereof will be effected only through, records maintained
           by the Depository's participants. Book-Entry Notes will
            not be issuable as certificated Notes except under the
             circumstances described herein.  See "Supplemental
              Description of the New Bonds--Book-Entry Notes."
                                 ______________
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT  HERETO
              OR THE ACCOMPANYING PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                Price to Public (1)   Agents' Commissions (2)     Proceeds to Company (2)(3)
---------------------------------------------------------------------------------------------
Per Note              100%                .150%-.750%                   99.850%-99.250%
---------------------------------------------------------------------------------------------
Total             $195,000,000        $292,500-$1,462,500          $194,707,500-$193,537,500
=============================================================================================

(1) Unless otherwise specified in the applicable Pricing Supplement, the price to the public will be 100% of the principal amount.
(2) The Company will pay The First Boston Corporation and Smith Barney Shearson Inc., each as agent (together, the "Agents"), a commission of from .150% to .750% of the principal amount of any Note, depending upon its Maturity Date, sold through an Agent. The Company may also sell Notes to any Agent, as principal, at a discount for resale to one or more investors or to another broker-dealer (acting as principal for purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by such Agent. Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal shall be purchased by such Agent at a price equal to 100% of the principal amount thereof less the percentage equal to the commission applicable to an agency sale of a Note of identical maturity and may be resold by such Agent. The Notes may also be sold by the Company directly to investors, in which case no commission will be payable to the Agents.
(3) Before deduction of expenses payable by the Company estimated at $2,525,000. The Company has agreed to indemnify each Agent against certain civil liabilities, including certain liabilities under the Securities Act of 1933.

                                 ______________

  The Notes are being offered on a continual basis by the Company through the Agents, which have agreed to use their reasonable best efforts to solicit offers to purchase Notes. The Company may sell Notes at a discount to any Agent, as principal, for resale to one or more investors or other purchasers at varying prices related to prevailing market prices at the time of resale, as determined by such Agent. The Company also may sell Notes directly to investors on its own behalf. The Notes will not be listed on any securities exchange, and there is no assurance that the maximum amount of Notes offered by the Prospectus Supplement will be sold or that there will be a secondary market for the Notes. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or an Agent may reject an order, whether or not solicited, in whole or in part. See "Plan of Distribution."

The First Boston Corporation                         Smith Barney Shearson Inc.
-------------------------------------------------------------------------------
           The date of this Prospectus Supplement is August 31, 1993.

      IN CONNECTION WITH THIS OFFERING, THE AGENTS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              -------------------

                   SUPPLEMENTAL DESCRIPTION OF THE NEW BONDS

   The New Bonds offered hereby are referred to as the Notes. The Notes will be a series of bonds as defined in the accompanying Prospectus. The information herein concerning the Notes should be read in conjunction with the statements under "Description of the New Bonds" in the accompanying Prospectus. The following description will apply to the Notes unless otherwise specified in the applicable Pricing Supplement. Certain capitalized terms used herein are defined under "Description of the New Bonds" in the accompanying Prospectus.


General

   The Notes are to be issued as a series of first mortgage bonds under the Company's Mortgage. The Notes will be equally and ratably secured with all other bonds issued or to be issued under the Mortgage. For further information concerning the security for the Notes, see "Description of the New Bonds" in the accompanying Prospectus. The Notes are limited to an aggregate principal amount of $195,000,000.

   The Notes will be issued in fully registered form only. Unless otherwise specified in the applicable Pricing Supplement, each Note will be issued initially as a Book-Entry Note. Except as set forth herein under "Book-Entry Notes," the Book-Entry Notes will not be issuable as certificated notes.

   The Notes will be offered on a continual basis and will mature from one year to thirty years from the date of issue, as selected by the purchaser and agreed to by the Company. Prior to maturity, the Notes may be subject to optional redemption by the Company at the price or prices set forth in the applicable Pricing Supplement and will, under certain special circumstances provided in the Mortgage, be subject to redemption at par. Each Note will bear interest at a fixed rate specified in the applicable Pricing Supplement.

   The authorized denominations of the Notes will be $100,000 or any larger amount that is an integral multiple of $1,000. The Notes will be exchangeable for other Notes of the same series with the same interest rate, maturity and other terms, in equal aggregate principal amounts.

   The Pricing Supplement relating to each Note will describe the following terms: (1) the principal amount and the price (expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "Issue Price"); (2) the date on which such Note will be issued (the "Issue Date"); (3) the date on which such Note will mature (the "Maturity Date"); (4) the rate per annum at which such Note will bear interest; (5) any applicable discounts or commissions; (6) provisions, if any, relating to the optional redemption of such Note prior to the Maturity Date; and (7) any other terms of such Note not inconsistent with the provisions of the Mortgage.

Payment of Principal and Interest

   Principal of, premium, if any, and interest on the notes shall be payable at the office or agency (the "Paying Agent") of the Company in the Borough of Manhattan, The City of New York, The Company has appointed Bankers Trust Company, Four Albany Street, New York, New York 10006, as Paying Agent.

   Each Note will bear interest from its Issue Date at the rate per annum stated on the face thereof until the principal amount thereof is paid or duly provided for. Interest on each Note will be payable semiannually each February 15 and August 15 (each an "Interest Payment Date") and at maturity or upon earlier redemption; provided, however, that the first payment of interest on any Note with an Issue Date between a Record Date (as defined below) and an Interest Payment Date will be made on the second Interest Payment Date following the Issue Date to the registered holder. Each payment of interest in respect of an Interest Payment Date will include interest accrued to but excluding such Interest Payment Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

   Interest payable on any Interest Payment Date will be paid to the person in whose name a Note is registered at the close of business on the Record Date next preceding such Interest Payment Date; provided, however, that interest payable at maturity or upon earlier redemption will be payable to the person to whom principal shall be payable. The "Record Date" with respect to any Interest Payment Date will be the close of business on the last day of the calendar month next preceding such Interest Payment Date.


Redemption

   The Pricing Supplement relating to each Note will indicate whether and under what circumstances such Note will be subject to optional redemption by the Company prior to maturity and the redemption prices applicable thereto.

   The Notes may be redeemed at any time, as a whole, but not in part only, upon the release from the lien of the Mortgage or the taking by eminent domain of all or substantially all the mortgaged property, or upon any governmental acquisition of all the outstanding common stock of the Company, at the special redemption price of 100% of the principal amount thereof, together with interest accrued to the date of redemption. Except as provided in the applicable Pricing Supplement, any Note may be redeemed, as a whole or from time to time in part, at said special redemption price, on any date on or after the Initial Redemption Date set forth on the face of such Note, with cash, if any, deposited pursuant to the Sinking and Improvement Fund or the Maintenance Fund, together with interest accrued to the date of redemption. See "Description of the New Bonds-- Sinking and Improvement Fund" and "--Maintenance Fund."

   The Company will provide not less than 30 and not more than 90 days' notice of redemption to each registered holder of Notes being redeemed. At the Company's election, any notice of redemption may provide that it is subject to the deposit of the required redemption funds with the Trustee before the date fixed for such redemption and will be of no effect if such deposit is not made.


Book-Entry Notes

   Except under the circumstances described below, the Notes will be represented by Global Notes delivered to The Depository Trust Company ("DTC") or its nominee or such other depository or its nominee as may be subsequently designated (DTC or such other depository, the "Depository") and recorded in the book-entry system maintained by the Depository or such nominee ("Book-Entry Notes").
Except under the circumstances described below, Book-Entry Notes represented by a Global Note will not be exchangeable for certificates delivered to the holders of the Notes or persons designated by such holders ("Certificated Notes") and will not otherwise be issuable as Certificated Notes.

   So long as the Depository, or its nominee, is the registered owner of a Global Note, such Depository or such nominee, as the case may be, will be considered the sole owner of the individual Book-Entry Notes represented by such Global Note for all purposes under the Mortgage. Payments of principal of and premium, if any, and any interest on individual Book-Entry Notes represented by a Global Note will be made to the Depository or its nominee, as the case may be, as the registered owner of such Global Note. Except as set forth below, owners of beneficial interest in a Global Note will not be entitled to have any of the individual Book-Entry Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Book-Entry Notes and will not be considered the registered owners thereof under the Mortgage, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.

   If the Depository is at any time unwilling or unable to continue as depository for the Notes and a successor depository is not appointed, the Company will issue individual Certificated Notes in exchange for the Global Note or Notes representing the corresponding Book-Entry Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Notes represented by one or more Global Notes and, in such event, will issue individual Certificated Notes in exchange for the Global Notes representing the corresponding Book-Entry Notes. In any such instance, a holder of a Book-Entry Note represented by a Global Note will be entitled to physical delivery of individual Certificated Notes equal in principal amount to such Book-Entry Note and to have such Certificated Notes registered in its name. Notes so issued in definitive form will be issued as registered securities in denominations of $100,000 or any larger amount that is an integral multiple of $1,000.

   DTC has confirmed to the Company and the Agents the following information:

      1. DTC will act as securities depository for the Global Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Global Note will be issued for each issue of the Notes, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $150 million, one certificate will be issued with respect to each $150 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue.

      2. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

      3. Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

      4. To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      5. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      6. Redemption notices shall be sent to Cede & Co. If less than all the Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

      7. Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      8. Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the date on which interest is payable in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Agents or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

      9. DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company and the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated Notes are required to be printed and delivered.

      10. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificated Notes will be printed and delivered.

      11. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

   The Agents and the Trustee are Direct Participants of DTC.

   None of the Company, the Trustee or any agent for payment on or registration of transfer or exchange of any Global Note will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.


                              PLAN OF DISTRIBUTION

   The Notes are being offered on a continual basis by the Company through the Agents, which have agreed to use their reasonable best efforts to solicit offers to purchase Notes. Initial purchasers may propose certain terms of the Notes, but the Company will have the right to accept offers to purchase Notes and may reject proposed purchases in whole or in part. The Agents will have the right, in their discretion reasonably exercised and without notice to the Company, to reject any proposed purchase of Notes in whole or in part. The Company will pay each Agent a commission of from .150% to .750% of the principal amount of Notes sold through it, depending upon the Maturity Date. The Company also may sell Notes to any Agent, acting as principal, at a discount to be agreed upon at the time of sale, for resale to one or more investors or to another broker-dealer (acting as principal for purposes of resale) at varying prices related to prevailing market prices at the time of such resale, as determined by such Agent. An Agent may resell a Note purchased by it as principal to another broker-dealer at a discount, provided such discount does not exceed the commission or discount received by such Agent from the Company in connection with the original sale of such Note. The Company may also sell Notes directly to investors on its own behalf at a price to be agreed upon at the time of sale. In the case of sales made directly by the Company, no commission or discount will be paid or allowed.

   No Note will have an established trading market when issued. The Notes will not be listed on any securities exchange. The Agents may make a market in the Notes, but the Agents are not obligated to do so and may discontinue any market making at any time without notice. There can be no assurance of a secondary market for any Notes, or that the Notes will be sold.

   The Agents, whether acting as agent or principal, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to indemnify each Agent against certain civil liabilities, including certain liabilities under the Securities Act.

   The First Boston Corporation and Smith Barney Shearson Inc. and certain affiliates thereof engage in transactions with and perform services for the Company in the ordinary course of business.

PROSPECTUS

                                  $270,000,000

                     Rochester Gas and Electric Corporation

                                   Securities

                                ---------------

   Rochester Gas and Electric Corporation (the "Company") may offer from time to time its First Mortgage Bonds (the "New Bonds") in one or more series, its Preferred Stock ($100 Par Value or $25 Par Value) (the "New Preferred Stock") in one or more series and its Common Stock ($5 Par Value) (the "New Common Stock", and together with the New Bonds and the New Preferred Stock, the "Securities"), in amounts, at prices and on terms to be determined at the time of sale. The aggregate offering price of the Securities will not exceed $270,000,000.

   For each offering of Securities for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (the "Prospectus Supplement") that sets forth: with respect to the New Bonds, the designation, principal amount, interest rate, interest payment dates, maturity, public offering price, any redemption terms or other specific terms of the series of New Bonds in respect of which this Prospectus is being delivered; with respect to the New Preferred Stock, the specific number of shares, par value, dividend rate (or method of calculation thereof), public offering price, any redemption and sinking fund terms or other specific terms of the series of New Preferred Stock in respect of which this Prospectus is being delivered; and with respect to the New Common Stock, the specific number of shares and public offering price of the New Common Stock in respect of which this Prospectus is being delivered.

   The outstanding shares of Common Stock are, and the New Common Stock will be, listed on the New York Stock Exchange.

                                ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
        MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

   The Company may sell the Securities through underwriters, through dealers, directly to one or more institutional purchasers or through agents. See "Plan of Distribution." Underwriters may include The First Boston Corporation, Smith Barney, Harris Upham & Co. Incorporated or such other underwriter or underwriters as may be designated by the Company, or an underwriting syndicate represented by one or more of such firms. Such firms may also act as agents. The Prospectus Supplement sets forth the names of such underwriters, dealers or agents, if any, any applicable commissions or discounts and the proceeds to the Company from such sale.

                                ---------------

                 The date of this Prospectus Is August 4, 1993.

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). Information as of particular dates concerning directors and officers, their remuneration and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to shareholders of the Company and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain securities of the Company are listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and reports, proxy material and other information concerning the Company may be inspected at the office of that Exchange.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   There are hereby incorporated by reference in this Prospectus the following documents heretofore filed with the SEC pursuant to the 1934 Act:

   1. The Company's Annual Report on Form 10-K for the year ended December 31, 1992.

   2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993.

   3. The Company's Current Report on Form 8-K dated July 15, 1993.

   All documents filed by the Company pursuant to Sections 13 or 14 of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

   The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Mr. David C. Heiligman, Vice President, Secretary and Treasurer, Rochester Gas and Electric Corporation, 89 East Avenue, Rochester, New York 14649 at telephone number (716) 546-2700.

                             SELECTED INFORMATION

   The following material is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus, including the documents incorporated herein by reference.


Company.....................................................   Rochester Gas and Electric Corporation
Common Stock Price Range:
     1992...................................................   20 7/8 - 25 1/4
     1993 (through July 16, 1993)...........................   24 1/8 - 28 3/8
Shares Outstanding at May 31, 1993..........................   35,090,222
Listed......................................................   New York Stock Exchange (Symbol: RGS)
Book Value of Common Stock at May 31, 1993..................   $19.43 per share
Indicated Annual Dividend Rate on Common Stock..............   $1.72 per share

                                                   THE COMPANY
Business....................................................    Electric and gas utility.
Service area................................................    Approximately 2,700 square miles in western New York
                                                                State, including the City of Rochester.
Revenue distribution (12 months ended May 31,
  1993).....................................................    Electric 69%; Gas 31%
Sources of electricity generated and purchased                  Nuclear 57%; Coal 22%; Oil 2%; Hydro 3%; Purchased
  (12 months ended May 31, 1993)............................    Power  16%

                                                         FINANCIAL INFORMATION
                                 Twelve Months                               Year Ended December 31,
                                 Ended May 31,     -----------------------------------------------------------------------------
                                      1993            1992             1991          1990              1989              1988
                                 ------------      ----------      ----------      ----------       ----------        ----------
                                                              (Thousands of Dollars, Except Per Share Amounts)
Total operating
   revenues (a)..............      $  913,998      $  895,532      $  853,270      $  830,891       $   845,697       $  775,820
Net income...................      $   75,157      $   70,439      $   57,997      $   59,881       $    71,444       $   76,114
Earnings applicable to
   Common Stock..............      $   67,280      $   62,149      $   51,034      $   53,856       $    65,419       $   68,766
Earnings per share of
   Common Stock..............      $     1.97      $     1.86      $     1.60      $     1.72       $      2.10       $     2.25
Cash dividends per share
    of Common Stock..........      $     1.70      $     1.68      $     1.62      $     1.56       $      1.50       $     1.50
Dividends on Preferred
   Stock.....................      $    7,878      $    8,290      $    6,963      $    6,025       $     6,025       $    7,348
Ratio of earnings to
fixed charges (b)............           2.70x           2.55x           2.16x           2.23x             2.40x            2.46x
Ratio of earnings to
   fixed charges and
   preferred dividends (c)...           2.30x           2.16x           1.90x           1.99x             2.15x            2.16x
Utility plant, net (at end
  of period).................      $1,640,675      $1,629,296      $1,604,753      $1,579,963       $ 1,546,321       $1,510,090

_________
See following page for  footnotes.

                                                       Capitalization at
                                                          May 31, 1993
                                                     ---------------------
                                                     (Thousands of Dollars)
                                                            (Actual)

   Long term debt (d)......................  $  833,210              51.1%
   Preferred stock (e).....................     115,000               7.1
   Common shareholders' equity.............     681,724              41.8
                                             ----------             ------

        Total capitalization...............  $1,629,934             100.0%
                                             ==========             ======

   Short term debt.........................  $   56,300
                                             ==========
  _______________
  (a) For comparative purposes, operating revenues prior to 1989 have been reclassified to reflect the recognition of deferred fuel expenses.
  (b) Earnings are defined as pretax income from continuing operations to which fixed charges have been added. Fixed charges are defined in this ratio as: (i) interest charges on long term debt, short term debt and Department of Energy liability for nuclear waste disposal; (ii) amortization of debt premium and expense; and (iii) interest amounts included in rental agreements. Excluding the effect of disallowed plant costs charged to the current period, the Ratio of Earnings to Fixed Charges would be 2.43x for 1989.
  (c) Earnings are defined as pretax income from continuing operations to which fixed charges have been added. Fixed charges are defined in this ratio as: (i) interest charges on long term debt, short term debt and Department of Energy liability for nuclear waste disposal; (ii) amortization of debt premium and expense; and (iii) interest amounts included in rental agreements. Preferred Stock dividend requirements are computed by increasing Preferred Stock dividends by an amount representing the pretax earnings which would be required to cover such Preferred Stock dividend requirements. Excluding the effect of disallowed plant costs charged to the current period, the Ratio of Earnings to Fixed Charges and Preferred Dividends would be 2.17x for 1989.
  (d) Includes $80.3 million of long term debt due within one year and includes the long term liability payable to the Department of Energy for nuclear waste disposal ($66.9 million).
  (e)  Includes $6.0 million of preferred stock redeemable within one year.

                                  THE COMPANY

   Incorporated in 1904 in the State of New York, the Company supplies electric and gas service wholly within that State. It produces and distributes electricity and distributes gas in parts of nine counties centering about the City of Rochester. Of the Company's total operating revenues for the twelve months ended May 31, 1993, approximately 69% was derived from its electric department and 31% from its gas department.

   The Company's service area has a population of approximately 920,000 and is well diversified among residential, commercial and industrial consumers. In addition to the City of Rochester, which is the third largest city and a major industrial center in the State, the service area includes a large and prosperous farming area. A majority of the industrial firms in the Company's service area manufacture consumer goods. Many of them are nationally known ,such as Eastman Kodak Company, Xerox Corporation, General Motors Corporation and Bausch & Lomb Inc. The mailing address of the Company's executive office is 89 East Avenue, Rochester, New York 14649 and the telephone number is (716)546-2700.

                            APPLICATION OF PROCEEDS

   The net proceeds from the sale of the Securities will be used to finance a portion of the Company's capital requirements or to discharge or refund certain outstanding indebtedness or preferred stock of the Company, or to satisfy certain sinking fund obligations, or for general corporate purposes, or for any or all of the foregoing purposes.

                       CAPITAL REQUIREMENTS AND FINANCING

   The Company is engaged in a continuous construction program to maintain reliable and safe electric and natural gas service and to meet future customer service requirements. For the period 1993 to 1995, the Company anticipates construction requirements to total approximately $450 million of which an average of $4 million per year is for allowance for funds used during construction and other carrying costs.

   In addition to its construction requirements, the Company has security maturities and sinking fund obligations, which currently total approximately $111 million over the three years 1993 to 1995.

   The Company's construction program is under continuous review and will be revised depending upon business and economic conditions, rate relief, government mandates, and other factors.

   The Company believes that an average of approximately 80% to 85% of the funds required per year for its 1993 to 1995 construction program will be generated internally and the balance will be obtained through the sale of securities and short term borrowings. The Company also anticipates that the sale of securities and short term borrowings will be required to satisfy security maturities and sinking fund obligations over the three years 1993 to 1995. In addition, the Company may, from time to time, as conditions warrant, issue securities to permit the early redemption of higher cost senior securities.

                          DESCRIPTION OF THE NEW BONDS

   General. The New Bonds in respect of which the accompanying Prospectus Supplement is being delivered are to be issued under a General Mortgage, dated September 1, 1918, between the Company and Bankers Trust Company, as Trustee (the "Trustee"), as previously amended and supplemented and as further to be amended and supplemented by a supplemental indenture relating to such New Bonds (herein collectively called the "Mortgage").

All of the bonds issued and to be issued under the Mortgage, including any bonds designated as secured medium-term notes, are hereinafter referred to as the "bonds."

   The New Bonds in respect of which the accompanying Prospectus Supplement is being delivered will be in a principal amount, mature, bear interest and have other specific terms as set forth in such accompanying Prospectus Supplement. Interest on such New Bonds will accrue from, and be payable semi-annually on, the dates set forth in such accompanying Prospectus Supplement.

   The following statements are summaries and are in all respects subject to and qualified by the Mortgage.

   Redemption Provisions. Redemption provisions for the New Bonds in respect of which the accompanying Prospectus Supplement is being delivered will be set forth in such accompanying Prospectus Supplement.

   Form and Exchange. The New Bonds will be in fully registered form in the denominations of $1,000 and any multiple thereof, without coupons, and may be exchanged for other New Bonds of the same series of other authorized denominations with the same interest rate, maturity and other terms in each case for a like aggregate principal amount, without charge to the holders thereof other than for any tax or taxes or other governmental charges.

   Security and Priority. The New Bonds will be secured equally and ratably with other bonds issued under the Mortgage by a valid and direct first mortgage on substantially all the property of the Company (except accounts receivable and cash), subject to excepted encumbrances, reservations, contracts and exceptions which the Company does not consider material to the operations of the property. The Mortgage provides for the subjection of after-acquired property (subject to pre-existing liens) to the lien thereof.

   Sinking and Improvement Fund. While any bonds issued under the Mortgage are outstanding, the Company will, on or before June 30 of each year, deposit $333,540 with the Trustee. Instead of depositing cash, the Company may certify bondable value of property additions (on the basis of 60% thereof) or apply the principal amount of prior liens or charges and bonds issued under the Mortgage which might then be made the basis for the issuance of bonds under the Mortgage. Cash so deposited with the Trustee may be withdrawn or used as provided in the Mortgage to purchase or redeem bonds, or to reimburse the Company for up to 60% of the cost or fair value of property which might otherwise be made the basis of issuance of bonds or withdrawal of cash. If on any December 31 the Trustee holds $250,000 or more so deposited, such cash must be used to purchase or redeem bonds.

   Maintenance Fund. If the aggregate amount applied by the Company subsequent to December 31, 1948 for property additions does not, as of the end of each year, equal the aggregate of the minimum provision for depreciation for the years since that date, the Company is required to deposit cash with the Trustee to make up any deficiency (less certain optional credits). Any cash thus deposited may be used, among other things, to redeem bonds. The minimum provision for depreciation for each year is 2 1/4% of the depreciable utility property at the beginning of the year. As of December 31, 1992, property additions acquired after 1948 exceeded the aggregate of the minimum provision for depreciation by approximately $1.82 billion. This excess, even if not increased by future property additions and assuming a maximum life of 30 years for any given series of New Bonds, could not be exhausted during the life of such series of New Bonds and thus the Company cannot deposit cash for this Fund during such period.

   Issuance of Additional Bonds. Additional bonds may be issued under the
Mortgage: (1) to pay for not to exceed 60% of the cost of additional property constructed or acquired on or after January 1, 1949; (2) to reimburse the Company for not to exceed 60% of its expenditures made on or after January 1,1949, from income or surplus for any of the purposes for which bonds may be issued under (1) above; or (3) to refund or replace any bonds issued under the Mortgage.

   Whenever property subject to a prior lien is subjected to the lien of the Mortgage, an amount of bonds or moneys equal to such prior lien shall be reserved to pay such prior lien and thereafter bonds may be issued or moneys withdrawn up to the amount remaining after deducting the amount of such lien from 60% of the aggregate of the expenditures for such property and the amount of such lien. As expenditures are made to pay or acquire such lien, moneys or bonds so reserved equal to such expenditures (but not more than the amount of such lien) are to be paid or authenticated and delivered to the Company. The Company will not certify to the Trustee property additions subject to a prior lien if thereby the principal amount of prior liens to be then outstanding will exceed 15% of the principal amount of all bonds then outstanding and which might then be issued.

   No additional bonds shall be issued for (1) or (2) above unless earnings fora period of 12 months ending not earlier than 60 days prior to the application for such bonds, after deducting operating expenses, including taxes other than income and similar taxes, rentals, insurance, actual charges for current repairs and maintenance and an amount equal to the minimum provision for depreciation (see "Maintenance Fund") but excluding bond interest, sinking fund charges and amortization of utility plant account, all as set forth in the Mortgage, shall equal at least two times the total annual interest on bonds outstanding and to be outstanding. The ratio for the twelve months ended May 31, 1993 was 4.30x.

   At May 31, 1993 the unbonded bondable value of property additions available for use as the basis for the issuance of bonds was approximately $645 million. In addition, at May 31, 1993 approximately $83 million of bonds could be issued against bonds which have matured or have been redeemed. The Company intends to issue the New Bonds against bonds which have been retired or against property additions or a combination of both.

   Release and Substitution of Property. Release of property is permitted upon the sale or exchange thereof, if, among other conditions, it has ceased to be useful or profitable to the Company, by deposit of not less than the fair value thereof with the Trustee or, if exchanged, by subjecting to the lien of the Mortgage the property received in exchange.

   The Company may under certain conditions without release sell certain disused or undesirable personal property, and surrender or assent to the modification of any franchise and certain easements for distribution purposes. The Company may under certain conditions without release (1) abandon, terminate, release or change any leases and rights of way, (2) surrender or assent to the modification of any right, franchise, license or governmental permit, and (3)dispose of interests in poles and electric lines to certain other utilities.

   Modification or Amendment of Mortgage. The Company and the Trustee may enter into supplemental indentures to (1) subject to the Mortgage after acquired property, (2) limit the amount, issue and purposes of the issue of bonds,
(3)provide that bonds of any particular series may be converted into stock,
(4)provide for the issue of bonds in certain denominations, (5) retire or redeem bonds, and (6) make necessary or desirable provisions not inconsistent with the Mortgage.

   The Mortgage may be modified with the consent of the holders of not less than 75% in principal amount of all bonds, or in case the rights of the holders of one or more, but less than all, series shall be affected, then with the consent of the holders of 75% in principal amount of all series affected, provided that in no event shall such action affecting less than all series be effective unless approved by the majority holders of all the bonds, and provided that no supplemental indenture shall (a) extend the fixed maturity of the bonds, or reduce the rate or extend the time of payment of interest, or reduce the principal amount, or limit the right of a bondholder to institute suit for payment of principal or interest without the consent of the holder of each bond so affected, or (b) reduce the aforesaid percentages which are required to approve any such supplemental indenture without the consent of the holders of all the bonds then outstanding, or (c) permit the creation of any lien prior to or equal with the lien of the Mortgage without the consent of the holders of all the bonds.

   Defaults. Events of default are defined as: default in the payment of principal; default for 90 days in the payment of interest; default beyond any grace period in payment of principal or interest on any outstanding prior lien bonds; certain events of bankruptcy, insolvency, reorganization, or arrangement of the Company; and default by the Company for 90 days after notice in the performance of any other covenant or condition in the Mortgage. The Mortgage requires the Company to file annually with the Trustee a Treasurer's certificate stating that the Company is not, to the knowledge of the signers, in default under any of the provisions of the Mortgage.

   Upon the happening of any event of default, the holders of not less than a majority in aggregate principal amount of the bonds secured by the Mortgage then outstanding may require the Trustee to accelerate the maturity of all such bonds and to take all steps necessary to enforce the rights granted by the Mortgage. The holders of not less than seventy-six percent of the aggregate principal amount of bonds then outstanding may direct and control the Trustee's actions in such event and, in the event of any proposed judicial sale, the holders of not less than a majority of such principal amount may cause the Trustee to sell the mortgaged property in parcels, rather than as a whole.

   If, prior to any sale of the mortgaged property, all defaults have been remedied, the holders of a majority in aggregate principal amount of all bonds then outstanding may waive and rescind the default and its consequences. Furthermore, the holders of not less than seventy-five percent in aggregate principal amount of all the bonds (or if only certain series are affected, of such series, together with the consent of the holders of at least a majority in aggregate principal amount of all the bonds) then outstanding may waive events of default (whether or not cured) other than the failure to pay any interest or principal due or the granting of a lien ranking equal to or prior to that granted by the Mortgage.

   The holder of any bond secured by the Mortgage may not institute any action to enforce the rights granted by the Mortgage unless the Trustee shall have failed to take action after request by the holders of twenty-five percent of such bonds and provided such holders have offered the Trustee security and indemnity satisfactory to it. Any bondholder, however, shall have at any time the right to bring an action to enforce the payments of principal and interest due on his bonds.

   The Trustee may not be compelled to take any action to enforce the rights granted by the Mortgage unless the bondholders requesting the Trustee to take such action have offered to it security and indemnity satisfactory to it against the cost, expenses and liabilities to be incurred thereby.

   Trustee. The Company, in the normal course of its business, utilizes banking services offered by the Trustee, Bankers Trust Company, P.O. Box 318, Church Street Station, New York, New York 10015. Among such services may be the making of short term loans.

                         DESCRIPTION OF PREFERRED STOCK

   The Company's authorized Preferred Stock consists of 4,000,000 shares of Preferred Stock ($25 Par Value), none of which is outstanding, and 2,000,000 shares of Preferred Stock ($100 Par Value) of which 1,150,000 shares are outstanding.

   The following statements with respect to the Company's Preferred Stock are summaries of certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate"), including, as regards the New Preferred Stock in respect of which the accompanying Prospectus Supplement is being delivered, the related "Certificate of Amendment of the Certificate of Incorporation of Rochester Gas and Electric Corporation under Section 805 of the Business Corporation Law" (the "805 Certificate"), setting forth the designation, relative rights, preferences and limitations of the shares of such New Preferred Stock, and are in all respects subject to and qualified by the Certificate and the 805 Certificate.

   Dividend Rights. The holders of the New Preferred Stock in respect of which the accompanying Prospectus Supplement is being delivered will be entitled to receive, when and as declared by the Board of Directors, out of retained earnings, cumulative preferential dividends in cash, as specified in such accompanying Prospectus Supplement, and no more, payable quarterly on the first days of March, June, September and December, cumulative from the date of first issuance. The date that the initial dividend on such New Preferred Stock is expected to be payable is set forth in such accompanying Prospectus Supplement. In case the moneys available for distribution, as dividends, shall not be sufficient to pay in full the dividends for any quarterly dividend payment period, at the rate to which they are entitled, on all of the then outstanding Preferred Stock, the shares of all series of the Preferred Stock will share ratably in the payment of dividends, including accumulations, if any, in accordance with the sums which would be payable on the shares if all dividends were declared and paid in full.

   There are no limitations in any indentures or other agreements on the payment of dividends on the Preferred Stock.

   Voting Rights. With respect to any proposal upon which any series of the Preferred Stock is entitled, as a series, to any vote, the holders of the shares of such series of the Preferred Stock are entitled to one vote for each share so held. With respect to any proposal upon which the Preferred Stock is entitled, as a class, to any vote, the holders of the shares of Preferred Stock shall be entitled to cast one vote for each share of Preferred Stock of the par value of $100 per share, and one-quarter vote for each share of Preferred Stock of the par value of $25 per share, held by them, respectively.

   If and when dividends payable on the Preferred Stock shall be in default in an amount equivalent to four full quarter-yearly dividends and until all such dividends in default have been paid, the holders of the Preferred Stock, voting separately as a class, and without regard to series, will be entitled to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors and the holders of the shares of the Preference Stock (to the extent provided in the Certificate) and the Common Stock voting separately as a class or classes will be entitled to elect the remaining directors. The holders of Preferred Stock are not entitled to vote in respect of any other matters except those, if any, in respect of which voting rights cannot be denied or waived under some mandatory provision of law, and except that the Certificate contains provisions to the general effect that so long as any shares of Preferred Stock are outstanding such shares shall be entitled to vote on certain matters affecting the rights and preferences of such Preferred Stock relating to
(1) an increase in the authorized number of shares of Preferred Stock; (2) the issuance or assumption of any unsecured indebtedness in excess of 15% of the aggregate of secured indebtedness, capital and retained earnings of the Company;
(3) consolidation with any other corporation or corporations unless ordered or approved by the Securities and Exchange Commission or any successor Federal regulatory authority; (4) creation or authorization of any new stock ranking prior to or on a parity with the Preferred Stock as to assets or dividends; (5) changes in the provisions of the Preferred Stock in a manner prejudicial to the holders thereof; and (6) the issuance of any shares of Preferred Stock unless in a 12-month period within the preceding 15 months (a)net earnings applicable to payment of dividends on Preferred Stock, after taxes, shall have been at least two times the annual dividend requirements on all Preferred Stock including that proposed to be issued and (b) net earnings available for interest on indebtedness, after taxes, shall have been at least 1 1/2 times the annual interest requirements on indebtedness and annual dividend requirements on all Preferred Stock including that proposed to be issued. A majority vote of the Preferred Stock is required with respect to 1, 2 and 3 above and a two-thirds vote with respect to 4, 5 and 6 above except that as to 5 the two-thirds vote requirement applies only to the series adversely affected.

   Redemption Provisions. Redemption provisions for the New Preferred Stock in respect of which the accompanying Prospectus Supplement is being delivered will be set forth in such accompanying Prospectus Supplement.

   Liquidation Rights. The holders of the New Preferred Stock in respect of which the accompanying Prospectus Supplement is being delivered are entitled to receive upon voluntary liquidation or dissolution the then current redemption price (other than through a sinking fund) as set forth in such accompanying Prospectus Supplement and upon involuntary liquidation or dissolution the par value per share of such New Preferred Stock, together in each case with accrued dividends, before any amount is paid to the holders of the Preference Stock and Common Stock. In case the assets of the Company are insufficient to pay the holders of all series of the Preferred Stock in full, such holders will share ratably in such assets.

   Miscellaneous. Holders of the New Preferred Stock will not have any conversion rights or any preemptive rights to share in or subscribe for any further issue of stock or other securities of the Company. The New Preferred Stock, when duly issued, will be fully paid and nonassessable.

   Transfer Agent and Registrar. The Transfer Agent and Registrar for the Preferred Stock is The First National Bank of Boston, Shareholder Services Division, Mail Stop: 45-02-09, P.O. Box 644, Boston, MA 02102-0644.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

   The following table sets forth the high and low sale prices of the Common Stock of the Company as reported in The Wall Street Journal through July 16,1993:

                                                               1991              1992                1993
                                                        ----------------  ------------------   -----------------
                                                         High     Low       High      Low        High      Low
                                                         ----     ---       ----      ---        ----      ---
1st Quarter..........................................   20 3/4   17 3/4    23 1/4    20 7/8      28 3/8    24 1/8

2nd Quarter..........................................   20 1/2   19        24        21 1/4      28        25 1/2

3rd Quarter (through July 16, 1993)..................   20 7/8   19        24 3/4    22 3/4      28        27 1/2

4th Quarter..........................................   23 7/8   20 1/8    25 1/4    23 1/8

The reported last sale price on the New York Stock Exchange on July 16, 1993 was $28 per share. The book value per share of Common Stock of the Company was $19.43 at May 31, 1993.

   The Company has paid cash dividends quarterly on its Common Stock without interruption since it became publicly held in 1949. Dividends per share paid on the Common Stock during the last five years were as follows:

                                       1988    1989    1990    1991    1992
                                       -----   -----   -----   -----   -----
    Cash dividends per share.........  $1.50   $1.50   $1.56   $1.62   $1.68

   The Company increased the quarterly cash dividend rate on its Common Stock to $.43 per share or an indicated annual rate of $1.72 per share, effective with the January 1993 dividend payment. Dividend payment dates ordinarily are the 25th day of January, April, July and October.

   The Company has an Automatic Dividend Reinvestment and Stock Purchase Plan
(Plan) offered by separate prospectus that permits shareholders to automatically reinvest their dividends, and invest optional cash payments of up to $5,000 each month, in shares of Common Stock. The Company absorbs all expenses of the Plan, except for certain charges incurred in connection with selling shares held in a Plan account.

                          DESCRIPTION OF COMMON STOCK

   The Company has four classes of authorized capital stock: Preferred Stock, Par Value $100 Per Share; Preferred Stock, Par Value $25 Per Share; Preference Stock, Par Value $1 Per Share and Common Stock, Par Value $5 Per Share. As of the date of this Prospectus no shares of Preferred Stock, Par Value $25 Per Share or Preference Stock are outstanding. The Preference Stock ranks junior to the Preferred Stock with respect to the payment of dividends and in liquidation.

   The following statements are brief summaries of certain provisions of the Restated Certificate of Incorporation of the Company. Such statements are qualified in their entirety by reference to that Restated Certificate.

   Dividend Rights. Subject to the preferential rights of Preferred and Preference Stock, dividends may be declared on the Common Stock out of retained earnings.

   No dividends can be paid on the Common Stock if any sinking fund requirements on Preferred or Preference Stock are not met. At present, four series of Preferred Stock have sinking fund requirements. The Board of Directors has the power to establish sinking fund requirements with respect to any future series of Preferred or Preference Stock.

   Limitations on Payment of Dividends. There is no restriction upon the payment of dividends from the Company's retained earnings.

   Voting Rights. Each holder of Common Stock is entitled to one vote for each share held of record on the books of the Company.

   The Company's Board of Directors is divided into three classes serving staggered three-year terms. The provision for classification does not apply in the event that the holders of Preferred Stock become entitled to elect directors, as described below.

   If any dividends payable on Preferred Stock should ever be in default in an amount equivalent to four full quarter-yearly dividends and thereafter until all such dividends in default have been paid, the holders of Preferred Stock, voting as a class, would be entitled to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors and the holders of the Common Stock, voting separately as a class, would be entitled to elect the remaining directors. The holders of Preferred Stock are not entitled to vote on other matters except those, if any, in respect of which voting rights cannot be denied or waived under some mandatory provision of law, and except with respect to certain matters having a fundamental effect on the holders of the Preferred Stock. In addition, if at any time any of the authorized shares of Preference Stock are issued, the Board of Directors is authorized to establish voting rights for the Preference Stock, in addition to any voting rights provided by law, which do not derogate from those of the Preferred Stock but may otherwise be similar to the voting rights of the Preferred Stock.

   Liquidation Rights. After satisfaction of the preferential liquidation rights of any outstanding Preferred and Preference Stock that may be issued and all prior claims, the holders of the Common Stock are entitled to share ratably in the distribution of all remaining assets.

   Preemptive Rights. The holders of Common Stock have no preemptive rights except in the event shares of Common Stock or securities convertible into Common Stock are issued for cash other than as part of a public offering.

   Liability for Further Calls or Assessments. The outstanding shares of Common Stock are, and the New Common Stock when issued and paid for as provided herein will be, fully paid and nonassessable.

   Listing.  The Company's Common Stock is listed on the New York Stock
Exchange.

   Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston, Shareholder Services Division, Mail Stop: 45-02-09, P.O. Box 644, Boston, MA 02102-0644.

                                 LEGAL OPINIONS

   The validity of the Securities will be passed upon for the Company by Nixon, Hargrave, Devans & Doyle, One Thomas Circle, Washington, D.C. 20005 and for any underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                                    EXPERTS

   The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              PLAN OF DISTRIBUTION

   The Company may sell the Securities (i) through underwriters; (ii) through dealers; (iii) directly to one or more institutional purchasers; or (iv)through agents. The Prospectus Supplement sets forth the terms of the offering of the Securities offered thereby, including the name or names of any underwriters, dealers, purchasers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby, and if any of the firms expressly referred to below is not named in such Prospectus Supplement, then such firm will not be a party to the underwriting agreement in respect of such Securities, will not be purchasing any such Securities from the Company and will have no direct or indirect participation in the underwriting of such Securities, although it may participate in the distribution of such Securities under circumstances entitling it to a dealer's commission.

   If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters (which may include The First Boston Corporation, Smith Barney, Harris Upham & Co. Incorporated or such other underwriter or underwriters as may be designated by the Company) or directly by one or more underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Securities offered thereby will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Securities if any are purchased.

   Securities may be sold directly by the Company or through any firm designated by the Company from time to time, acting as principal or as agent. The Prospectus Supplement sets forth the name of any dealer or agent involved in the offer or sale of the Securities in respect of which the Prospectus Supplement is delivered and the price payable to the Company by such dealer or any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best efforts basis for the period of its appointment.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933.Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

================================================================================

     No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus Supplement (including the accompanying Pricing Supplement) or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person, underwriter, dealer or agent. This Prospectus Supplement (including the accompanying Pricing Supplement) or the Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby or thereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus Supplement (including the accompanying Pricing Supplement) or the Prospectus and any sales made hereunder or thereunder shall not under any circumstances create any implication that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to its date or that there has been no change in the affairs of the Company since such date.

                                --------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                              Page
                                              ----

Supplemental Description of the New Bonds....  S-2
Plan of Distribution.........................  S-6

               PROSPECTUS

Available Information........................    2
Incorporation of Certain Documents by
   Reference.................................    2
Selected Information.........................    3
The Company..................................    5
Application of Proceeds......................    5
Capital Requirements and Financing...........    5
Description of the New Bonds.................    5
Description of Preferred Stock...............    8
Common Stock Price Range and Dividends.......   10
Description of Common Stock..................   11
Legal Opinions...............................   12
Experts......................................   12
Plan of Distribution.........................   12

==================================================


             Rochester Gas and Electric
                    Corporation


    [Rochester Gas and Electric Corporation LOGO]


                    $195,000,000
               First Mortgage Bonds,
                 Designated Secured
                 Medium-Term Notes,
                      Series B



               PROSPECTUS SUPPLEMENT



            The First Boston Corporation

              Smith Barney Shearson Inc.


==================================================